NetSol Technologies, Inc.
23091 Calabasas Road, Suite 2072
Calabasas, CA 91037
(818) 222-9195

February 5, 2004

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549-0404

Re:	NetSol Technologies, Inc. Prospectus on Form 424(b)(1) (Registration No. 333-109703) FORM RW — APPLICATION FOR WITHDRAWAL

Ladies and Gentlemen:

     NetSol Technologies, Inc., a Nevada corporation (the “Company”), hereby requests the Securities and Exchange Commission’s consent to withdraw its Prospectus filed on pursuant to Rule 424(b)(1) in connection with Registration No. 333-109703) (the “Prospectus”). The Prospectus was originally filed with the Securities and Exchange Commission on February 4, 2004. This request constitutes a withdrawal of the Prospectus only, not of the Registration No. 333-109703.

     The effective date of the Prospectus has been delayed from February 4, 2004 to February 5, 2004. The Company hereby confirms that no securities have been sold pursuant to the Prospectus and that all activity regarding the offering has been discontinued pending the filing of a final effective prospectus. Accordingly, the Company respectively requests that the Commission issue an order granting the withdrawal of the Prospectus as soon as possible.

     Please provide the Company with a facsimile copy of the order consenting to the withdrawal of the Prospectus as soon as it is available. The Company’s facsimile number is (818) 222-9197.

     If you have any questions regarding this application for withdrawal, please contact the undersigned at (818) 222-9195.

Very truly yours,

NetSol Technologies, Inc.

By:	/s/ Naeem. Ghauri

Naeem Ghauri Chief Executive Officer